UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __________) *

ZAGG INCORPORATED
(formerly, Amerasia Khan Enterprises, Ltd.)
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

98884U108
(CUSIP Number)

March 5, 2007
Date of Event which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the pur-pose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98884U108	13G	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) SunCreek, LLC 28-8492004
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ❒ (b) ❒ Not applicable.
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,285,714 shares (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,285,714 shares (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,285,714
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ❒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 34.53% (2)
12	TYPE OF REPORTING PERSON (See Instructions) IV

(1)
The 5,285,714 shares of Zagg Incorporated common stock, $0.001 par value per share, includes 5,000,000 shares of common stock directly held by SunCreek, LLC, and 285,714 shares subject to issuance upon the conversion of a convertible promissory note in the principal amount of $100,000 owned by SunCreek, LLC.

(2)	Based on 15,021,142 shares of the Issuer’s common stock outstanding as of March 6, 2007.

Item 1.

(a)	Name of Issuer - Zagg Incorporated (formerly, Amerasia Khan Enterprises, Ltd.)
(b)	Address of Issuer's Principal Executive Offices - 3855 S. 500 W., Suite J, Salt Lake City, UT 84115

Item 2.

(a)	Names of Person Filing -
1.	SunCreek, LLC
(b)	Address of Principal Business Office or, if none, Residence -
2783 Tolcate Lane, Holladay, UT 84121
(c)	Citizenship or Place of Organization - State of Nevada
(d)	Title of Class of Securities - Common Stock, $0.001 par value per share
(e)	CUSIP Number - 98884U108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or Dealer registered under Section 15 of the Act
(b)	☐ Bank as defined in section 3(a)(6) of the Act
(c)	☐ Insurance Company as defined in section 3(a)(19) of the act
(d)	☐ Investment Company registered under section 8 of the Investment Company Act
(e)	☐ Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
(f)	☐ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see §240.13d-l(b)(l)(ii)(F)
(g)	☐ Parent Holding Company, in accordance with §240.13d-l(b)(ii)(G) (Note: See Item 7)
(h)	☐ Group, in accordance with §240.13d-l(b)(l)(ii)(J)

Item 4.	Ownership

(a)	Amount Beneficially Owned - 5,285,714

(3)
See Item 5 through 9 and 11 of the cover page. The 5,285,714 shares of Zagg Incorporated common stock, $0.001 par value per share, includes 5,000,000 shares of common stock directly held by SunCreek, LLC, and 285,714 shares subject to issuance upon the conversion of a convertible promissory note in the principal amount of $100,000 owned by SunCreek, LLC.

(b)	Percent of Class - 34.53%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote - 5,285,714

(ii)	shared power to vote or to direct the vote - Not applicable

(iii)	sole power to dispose or to direct the disposition of - 5,285,714

(iv)	shared power to dispose or to direct the disposition of - Not applicable

Item 5.	Ownership of 5 Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Securities Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 7, 2007
Date

/s/ ROBERT G. PEDERSEN II
Robert G. Pedersen II
Manager - SunCreek, LLC

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)